April 15, 2024
Via Email

Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
       Re:    Axxes Opportunistic Credit Fund
              Initial Registration Statement on Form N-2
              File Nos. 333-278000 and 811-23949

Dear Messrs. Avdeychik and Cone:

        On March 15, 2024, Axxes Opportunistic Credit Fund (the    Fund   )
filed a Registration
Statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as amended
(the    1933 Act   ), and the Investment Company Act of 1940, as amended (the
 1940 Act   ). We have
reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL
1. We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.
2. Where a comment is made concerning disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
3. We note that the Registration Statement discloses requests for exemptive relief (e.g., co-
       investment relief). Please advise us as to the status of the application disclosed in the
       Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.
4.     Please tell us if you have presented or will present any    test the
waters    materials to potential
       investors in connection with this offering. If so, please provide us with copies of such materials.
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 2 of 8

5. Please confirm that the Fund does not intend to issue debt securities within 12 months from the effective date of the Registration Statement.
PROSPECTUS

Cover page
6.    In the discussion of the Fund   s 80% policy here and elsewhere
throughout the prospectus, please
      delete    intends to    from before    invest at least 80%.
7.    In the discussion of the investment strategy, please clarify the meaning
of    related positions
      taken to support such credit-related agreements.
8.    In the first location that you refer to high yield bonds, please also
characterize them as    junk
      bonds.
9. In the first discussion of fallen angels, please define the term. To the extent that investments in fallen angels will be a principal investment, please include a discussion in the Investment
      Objectives and Strategies section and disclose the related risks.
10.   On page ii, please clarify which of the    [v]arious Credit Instruments
and other investments    are
      considered speculative. Please revise similar discussions throughout the prospectus.
11. Please advise us supplementally whether, and if so, the extent to which, the Fund may invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments after reviewing your response.
12.   In the discussion of    Securities Offered,    the Fund discloses that
monies received will be
      invested    promptly.    The statement that monies will be invested
promptly differs from the
      disclosure in the Use of Proceeds indicating that the Fund will invest
the funds    as soon as
      practicable (but not in excess of the six months).    Please reconcile
those statements.
13. Please include a footnote to the table for Class C shares indicating that such shares are subject to a contingent deferred sales charge if repurchased within one year. See
Item 1.g. of Form N-2,
      Instruction 3.
14.   In the discussion of    Interval Fund,    include a cross-reference to
the prospectus sections that
      discuss the risks related to the Fund   s repurchase policies. See Guide
10 to Form N-2.
PROSPECTUS SUMMARY
Investment Program
15. The Fund discloses that it will invest in credit-related instruments involving shipping and other transportation assets. Please disclose any related risks associated with these investments in the
      Fund   s later discussion of risks. Please also clarify whether there are any other credit-related
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 3 of 8

      instruments besides leases through which the Fund will invest in these
assets and describe    other
      transportation assets.
Risk Factors
16.   In the fifth bullet on page 2, please clarify that the Fund   s
investments may be in Credit
      Instruments or equity securities of operating companies whose capital structures are highly leveraged. Please also indicate that the debt of these companies may be considered high yield debt (or junk bonds) and that these issuers may be subject to reorganization, restructuring, or bankruptcy proceedings.
17. In the bullet at the top of page 3, please explain why the Fund may not be able to vote on matters that require approval of investors in its underlying investments.
18.   In the third bullet on page 3, please clarify whether the reference to
market exchange    should be
      to    market or exchange.
19. In the seventh bullet on page 3, please clarify whether the Fund intends to focus its investments in any specific industry or group of industries of those identified. If so, please provide disclosure
      in the discussion of the Fund   s principal strategies about the Fund   s
concentration in such
      industry or group of industries.
Leverage
20. Please advise us of the status of entering into a credit facility and include risks specific to that credit facility. Please also file any related material credit agreements. Distributions
21. Please use consistent terminology when you refer to the dividend reinvestment plan throughout the prospectus. We note disclosure that refers to it as the
distribution reinvestment plan    in
      other locations.
SUMMARY OF FEES AND EXPENSES
22. Please revise clause (1) in footnote 8 regarding reimbursement to refer to the Expense Cap in
      place at the time such amounts were    waived    rather than    paid or
borne.
USE OF PROCEEDS
23. Please revise the disclosure to clarify the reason for the delay of up to six months for investing proceeds from the sale of Shares. See Guidelines for Form N-2, Guide 1. Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 4 of 8

INVESTMENT PROGRAM
Investment Objective and Principal Strategies
24.   Please include a full description of the Fund   s investment objectives
and strategies in this
      section, including a description of the Credit Instruments described on the cover page. Please discuss the expected maturity and duration of these investments.
25. We note cover page and risk disclosure regarding high-yield debt. Please clarify whether the
      Fund   s principal strategy will include investments in below investment grade securities. If so,
      please include corresponding strategy disclosure in the summary and in this section, and a corresponding risk bullet point on the cover page regarding investments
in    junk    bonds.
26.   We note the    Covenant-Lite Loans    risk. Please provide corresponding
strategy disclosure about
         covenant-lite    loans if they will be part of the Fund   s principal
investments.
27. We note that the Fund intends to invest in convertible securities. If the fund expects to invest in
      contingent convertible securities (   CoCos   ), the Fund should consider
what, if any, disclosure is
      appropriate. If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.
28.   The    Direct Origination    risk indicates that the Fund will engage in
origination activities. Please
      describe the Fund   s or affiliated parties    experience with
originating loans. Please clearly explain
      the extent to which the Fund intends to engage in origination activities and briefly describe the
      loan selection process in the Fund   s investment strategy disclosure.
Please clarify whether the
      Fund intends to originate whole loans to retain within the Fund, intends to syndicate such loans, intends to invest itself in syndicated loans, or all of the above. Furthermore, where appropriate, please add applicable disclosure addressing:

      x   Any limits on loan origination by the Fund, including a description of any limits imposed by
          the Fund   s fundamental restrictions and related interpretations
including with respect to
          making loans;

      x   The loan selection process, including maturity and duration of individual loans and any limits
          on the amount of loans the Fund may originate to issuers in the same industry;

      x   The underwriting standards for these loans;

      x   Whether the Fund will be involved in servicing the loans, and if so, a description of its
          servicing obligations; and

      x   If the Fund expects to originate subprime loans, the extent to which the Fund expects to do so
          and any unique risks.
      We may have additional comments after reviewing your responses.
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 5 of 8

29. We note the risk disclosure regarding warrants. If warrants will be a principal investment, please
      describe the Fund   s plans regarding investments in warrants in the
principal strategy section.
30. We note the risk disclosure regarding unitranche loans. Please describe investments in unitranche loans in the principal strategy section to the extent that they will constitute a principal investment.
31. We note the risk disclosure regarding small and middle-market companies as well as small capitalization companies. Please disclose in the principal strategy section that the Fund will invest in small and middle-market companies as well as smaller capitalization companies to the extent that they will be a principal investment.
32. In the fourth paragraph, please describe the types of issuers of preferred and common equity in which the Fund may invest. We note disclosure on page ii regarding some of the financial difficulties these issuers may face. Please provide similar disclosure in this section as well.
33. In the second paragraph on page 12, please provide examples of the broad range of Credit
      Instruments in which the Fund will invest that would be expected to generate attractive returns in relation to the greater risks presented by distressed and stressed situations.
34.   In the description of    Other    on page 12, please disclose the other
types of assets and
      opportunities in which the Fund may invest.
35.   In the discussion of    Asset Allocation    on page 14, please disclose
the level of liquid assets the
      Fund intends to hold.
TYPES OF INVESTMENTS AND RELATED RISKS
Risks Related to Investing in the Fund
36.   Please tailor the    Dependence on Key Personnel Risk    to the Fund. As
it is drafted, this risk is
      general and does not specify reliance on any particular person.
37.   With respect to the    Sanctions    risk, please clarify whether the Fund
will undertake to avoid
      portfolio companies that are operating in countries subject to sanctions.
38.   In the    Force Majeure Risk,    please consider whether the discussion
of COVID-19 should be
      updated to describe current circumstances.
39.   In the    PIK Interest    risk, please disclose that use of PIK
securities may provide certain benefits
      to the Fund   s Adviser including increasing management fees and
incentive compensation.
40.   Please consider whether    Risks related to the transition away from
LIBOR    and    SOFR Risk
      should be updated to reflect more recent events.
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 6 of 8

41. If the Fund will invest in emerging market Credit Instruments as a principal investment, please
      disclose the risks of such investments in    Non-U.S. Risk    or near
that disclosure and provide
      disclosure about these investments in    Investment Objectives and
Strategies.
Other Risks
42.   Please consider disclosing certain of the    Other Risks    earlier in
the description of    Risks
      Related to Investing in the Fund.    For example, please move the risks
disclosed in the    No
      History of Operations,       Limitations on Transfer; Shares Not Listed;
No Market for Class A
      Shares, Class C Shares, or Class I Shares,    and    Closed-end Fund;
Liquidity Risks    so that they
      appear among the initial risks that you describe instead of including them in a separate section.
43.      No Operating History    refers to the Fund having no history of public
trading and that the Fund
      is not designed as a trading vehicle, which may confuse investors as the Fund will not be publicly traded. Please delete those references and clarify that the Fund will not be publicly traded.
44.   In the    Incentive Fee Risk,    please include OID securities as a type
of security that accrues
      interest but the interest has not been received.
MANAGEMENT
45. Please disclose whether pre-incentive fee net investment income includes investments with a deferred interest feature, such as original issue discount, debt instruments with payment-in-kind, and zero-coupon securities.
46. Please include a graphical representation of the income-related portion of the incentive fee and examples demonstrating the operation of the incentive fee.
47. If the Fund will invest ten percent or more of its assets in foreign securities, please provide the basis to assess the expertise of the Adviser and Sub-Adviser with respect to foreign investments.
      See Guide 9 to Form N-2.
CONFLICTS OF INTEREST
48. In the discussion of the request for co-investment relief on page 52 and in other locations in which such relief is discussed, please state that there are no assurances that you will receive the requested relief.
REPURCHASES AND TRANSFERS OF SHARES
Notice to Shareholders
49. Please indicate that the notice will disclose any fees applicable to a repurchase, including an
      Early Repurchase Fee for holders that have held Shares less than 365 days. See Rule 23c-
      3(b)(4)(i)(B).
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 7 of 8

Repurchase Price
50. Disclose how frequently the Fund will compute and make available the current NAV. See Rule
       23c-3(b)(7).
Consequences of Repurchase Offers
51. Please include a cross reference to the risk factors regarding a return of capital.
Derivative Actions
52. Please revise the disclosure to indicate that the pre-suit demand requirement does not apply to claims arising under the federal securities laws.
53.    Please revise the discussion of the Shareholder   s requirement to
include an undertaking to
       reimburse the Fund if the Trustees determine not to bring an action to make clear that this requirement would not apply to claims arising under the federal securities laws.
STATEMENT OF ADDITIONAL INFORMATION
MANAGEMENT OF THE FUND
54.    Please provide the disclosure required by Item 18.7 of Form N-2.
EXHIBITS
55.    Please include hyperlinks to the items that are incorporated by reference.
SIGNATURES
56. Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer, and a majority of the Trustees. This
       Registration Statement was signed solely by the Initial Sole Trustee. Please ensure that a pre-
       effective amendment to this Registration Statement is signed by all persons required under
       Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.
                                                 * * * *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Vadim Avdeychik, Esq.
Clifford R. Cone, Esq.
Clifford Chance US LLP
April 15, 2024
Page 8 of 8

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule
472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202)
551-3238 or quarlese@sec.gov.
                                                     Sincerely,
                                                     /s/ Ellie Quarles
                                                     Senior Counsel




cc: Andrea Ottomanelli Magovern, Assistant Director
    Matthew Williams, Branch Chief